NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS
THIRD QUARTER 2020 RESULTS

•Consolidated revenue of $982 million driven by the strongest lottery same-store sales growth in seven quarters; sharp improvement from the second quarter across all major revenue sources
•Delivered $285 million in cash from operating activities and $220 million in free cash flow during the third quarter; reduced net debt by $46 million as reported and $228 million at constant currency during the third quarter

•Net loss of $128 million includes $149 million in foreign exchange losses, primarily non-cash; Adjusted net income was $54 million
•Solid lottery profit flow-through and benefit of cost-saving actions led to $354 million in Adjusted EBITDA

LONDON – November 11, 2020 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the third quarter ended September 30, 2020. Tomorrow, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below.

“The resilience of our portfolio, particularly in lottery, and benefits from our swift cost reduction initiatives are on full display in our third quarter results," said Marco Sala, CEO of IGT. “Strong player demand and a host of compelling new games, systems, and digital solutions led to a sharp, sequential improvement in our most important markets. We continue to monitor the evolution and impact of the pandemic around the world. With a simplified organization firmly in place, we are creating a leaner, stronger IGT."

“Robust cash flow generation during the quarter and year-to-date periods have enabled us to improve our liquidity and reduce net debt,” said Max Chiara, CFO of IGT. “We are on track to achieve our 2020 temporary cost-reduction targets and have identified a number of initiatives that will enable us to deliver over $200 million of structural savings over the next two years. As a result, the improvement in our profitability should support our continued focus on reducing debt."

Overview of Consolidated Third Quarter 2020 Results

	Quarter Ended		Y/Y Change (%)	Constant Currency Change (%)
	September 30,
	2020	2019
(In $ millions, unless otherwise noted)
GAAP Financials:
Revenue
Global Lottery	570	552	3%	0%
Global Gaming	412	601	(31)%	(34)%
Total revenue	982	1,153	(15)%	(17)%

Operating income (loss)
Global Lottery	196	161	22%	17%
Global Gaming	(8)	68	NA	NA
Corporate support expense	(18)	(26)	33%	37%
Other(1)	(42)	(49)	13%	13%
Total operating income	129	154	(16)%	(22)%

Net (loss) income attributable to IGT PLC	(128)	104	NA

Non-GAAP Financial Measures:
Adjusted net income attributable to IGT PLC	54	43	25%

Adjusted EBITDA
Global Lottery	309	270	14%	10%
Global Gaming	58	156	(63)%	(65)%
Corporate support expense	(13)	(20)	32%	36%
Total Adjusted EBITDA	354	407	(13)%	(17)%

Net debt	7,243	7,354	(2)%

(1) Primarily includes purchase price amortization
Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Key Highlights:

•Delivered $220 million in positive free cash flow in the quarter; generated $610 million in cash from operations and $384 million in free cash flow year-to-date
•Robust player demand drives highest Global Lottery same-store sales growth and Adjusted EBITDA in seven quarters
•Signed 2-year contract extension with New York Lottery
•Recently awarded 7-year contracts with Poland and Nebraska Lotteries following competitive bid processes
•Sharp, sequential improvement in Global Gaming revenue and profit following acute impact of the pandemic in the second quarter
•41% increase in Digital & Betting revenue; launched full-service, in-house U.S. sports betting trading team in the third quarter and recently established new partnerships with Boyd Gaming and the National Basketball Association (NBA)

•Awarded three spots on Casino Journal's esteemed "Top 20 Most Innovative Gaming Technology Products Awards," the most of any gaming supplier
•Cashless solutions gaining traction as Resort Wallet™ launched at Resorts World Catskills

Financial highlights:

Third quarter 2020 results reflect the continued, global impact of the COVID-19 pandemic, but at a lower level compared to the second quarter

Resilient consolidated revenue of $982 million, down 15% from the prior year
•Global Lottery revenue of $570 million, up 3%, driven by double-digit growth in North America same-store sales
•Global Gaming revenue totals $412 million, down 31%, on pandemic-related closures and restrictions; positive sequential trends as casinos re-open and installed base is gradually reactivated

Operating income of $129 million, compared to $154 million in the prior year
•Benefit of disciplined cost-saving actions
•Global Lottery same-store sales growth translates into high profit flow-through
•Contribution from Global Gaming impacted by $36 million higher bad debt and obsolescence charges, primarily due to the protracted pandemic slow-down in business activities

Net interest expense of $101 million compared to $103 million in the prior year
Benefit from income taxes of $27 million, compared to a provision for income taxes of $45 million, driven by lower pre-tax income and the tax impact of significant foreign exchange losses in the third quarter of 2020 versus significant foreign exchange gains in the prior-year period

Net loss attributable to IGT was $128 million; adjusted net income attributable to IGT of $54 million compared to adjusted net income of $43 million in the prior year
•Net loss includes $149 million in non-cash foreign exchange loss, primarily on Euro-denominated debt instruments

Net loss per diluted share of $0.62; adjusted net income per diluted share of $0.26 compared to adjusted net income per diluted share of $0.21 in the prior year

Adjusted EBITDA of $354 million compared to $407 million in the prior-year period
•Benefit from previously mentioned cost-saving actions
•Global Lottery achieves highest segment-level Adjusted EBITDA in seven quarters

Net debt of $7.24 billion compared to $7.38 billion at December 31, 2019; Net debt to LTM adjusted EBITDA of 5.72x up from 4.31x at December 31, 2019, due to pandemic's impact on EBITDA in the first nine months of 2020

Cash and Liquidity Update
•At September 30, 2020, liquidity totaled $2.55 billion, an improvement from the second quarter level on strong cash flow generation; comprised of $943 million in unrestricted cash and $1.61 billion available under revolving credit facilities

Conference Call and Webcast:

November 12, 2020, at 8:00 a.m. EST

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers
•US/Canada toll-free dial-in number: +1 844 842 7999
•Outside the US/Canada toll-free number: +1 612 979 9887
•Conference ID/confirmation code: 9189642
•A telephone replay of the call will be available for one week
◦US/Canada replay number: +1 855 859 2056
◦Outside the US/Canada replay number: +1 404 537 3406
◦ID/Confirmation code: 9189642

Note: Certain totals in the tables included in this press release may not add due to rounding

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2020 are calculated using the same foreign exchange rates as the corresponding 2019 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,”

“should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Consolidated Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting) restructuring expenses, stock-based compensation, and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of on-going operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting) restructuring expenses, stock-based compensation, and certain other non-recurring items. Adjusted net (loss) income attributable to IGT PLC represents Net (loss) income attributable to IGT PLC before foreign exchange, purchase accounting depreciation and amortization, restructuring expenses, loss on extinguishment of debt and certain other non-recurring items. Adjusted Diluted EPS represents Adjusted net (loss) income attributable to IGT PLC per weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the IGT PLC share-based payment awards, when inclusion is not antidilutive. Other non-recurring items are discrete, infrequent in nature and are not reflective of on-going operational activities. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus cash and equivalents. Cash and cash equivalent are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: (In $ millions, unless otherwise noted)

	Q3'20	Q3'19	% Change	% Change
GLOBAL LOTTERY			As Reported	At Constant FX
Revenue
Service
Operating and facilities management contracts	525	502	5%	1%
Upfront license fee amortization	(52)	(48)	(7)%	—%
Operating and facilities management contracts, net	474	454	4%	2%
Other	76	66	15%	9%
Total service revenue	549	520	6%	3%

Product sales	20	33	(38)%	(38)%
Total revenue	570	552	3%	—%

Operating income	196	161	22%	17%
Adjusted EBITDA	309	270	14%	10%

Global same-store sales growth (%)
Instant ticket & draw games				10.6%
Multi-jurisdiction jackpots				(14.3)%
Total				8.7%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games				15.0%
Multi-jurisdiction jackpots				(14.3)%
Total				12.1%

Italy same-store sales growth (%)
Instant ticket & draw games				(3.5)%

	Q3'20	Q3'19	% Change	% Change
GLOBAL GAMING			As Reported	At Constant FX
Revenue
Service
Terminal	193	276	(30)%	(33)%
Systems, software, and other	138	126	10%	6%
Total service revenue	331	402	(18)%	(21)%

Product sales
Terminal	49	139	(64)%	(65)%
Other	32	60	(47)%	(48)%
Total product sales revenue	81	199	(59)%	(60)%
Total revenue	412	601	(31)%	(34)%

Operating (loss) income	(8)	68	NA	NA
Adjusted EBITDA	58	156	(63)%	(65)%

Installed base units
Casino	48,280	51,592	(6)%
Casino - L/T lease (1)	1,102	—	NA
Italy VLT - Operator (B2C)	10,845	10,984	(1)%
Italy VLT - Supplier (B2B)	7,112	7,514	(5)%
Italy AWP	36,279	41,129	(12)%
Total installed base units	103,618	111,219	(7)%

Installed base units (by geography)
US & Canada	34,584	37,260	(7)%
Rest of world	14,798	14,332	3%
Subtotal	49,382	51,592	(4)%
Italy	54,236	59,627	(9)%
Total installed base units	103,618	111,219	(7)%

Yields (by geography)(2), in absolute $
US & Canada	$26.79	$41.31	(35)%
Rest of world (ex-Italy)	$4.31	$8.04	(46)%
Total yields (ex-Italy)	$19.88	$32.06	(38)%

Global machine units sold
New/expansion	818	1,001	(18)%
Replacement	2,853	9,190	(69)%
Total machine units sold	3,671	10,191	(64)%

US & Canada machine units sold
New/expansion	667	791	(16)%
Replacement	2,007	4,150	(52)%
Total machine units sold	2,674	4,941	(46)%

(1) Excluded from yield calculations due to treatment as sales-type leases
(2) Excludes Casino L/T lease units due to treatment as sales-type leases

	Q3'20	Q3'19	% Change	% Change
GLOBAL GAMING (Continued)			As Reported	At Constant FX
Rest of world machine units sold
New/expansion	151	210	(28)%
Replacement	846	5,040	(83)%
Total machine units sold	997	5,250	(81)%

Average Selling Price (ASP), in absolute $
US & Canada	13,800	14,800	(7)%
Rest of world	12,100	11,800	3%
Total ASP	13,300	13,300	0%

Gaming Systems Revenue	32	53	(41)%

Italy Wagers (€)
VLT (B2C)	940	1,324		(29)%
AWP	711	877		(19)%

Italy sports betting wagers (€)	237	227		5%
Italy sports betting payout (%)	83.0%	83.4%		0%

	Q3'20	Q3'19	% Change	% Change
CONSOLIDATED			As Reported	At Constant FX
Revenue (by geography)
US & Canada	443	538	(18)%	(18)%
Italy	416	402	3%	(4)%
Rest of world	123	213	(42)%	(43)%
Total revenue	982	1,153	(15)%	(17)%

Digital & Betting Revenue (1)	104	74	41%	35%

(1) Included within consolidated revenue

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in thousands, except per share amounts)
Unaudited

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Service revenue	880,133	921,712	2,223,772	2,892,774
Product sales	101,377	231,535	335,417	639,642
Total revenue	981,510	1,153,247	2,559,189	3,532,416

Cost of services	541,118	575,594	1,479,605	1,765,519
Cost of product sales	81,516	136,246	239,822	397,217
Selling, general and administrative	180,315	201,416	515,858	616,516
Research and development	48,039	68,804	140,111	200,305
Restructuring	(98)	16,152	46,955	21,853
Goodwill impairment	—	—	296,000	—
Other operating expense (income), net	2,118	1,153	3,721	(24,743)
Total operating expenses	853,008	999,365	2,722,072	2,976,667

Operating income (loss)	128,502	153,882	(162,883)	555,749

Interest expense, net	(101,023)	(102,551)	(297,284)	(309,480)
Foreign exchange (loss) gain, net	(149,403)	124,068	(153,427)	141,609
Other (expense) income, net	(7,031)	(308)	(39,791)	22,687
Total non-operating (expenses) income	(257,457)	21,209	(490,502)	(145,184)

(Loss) income before (benefit from) provision for income taxes	(128,955)	175,091	(653,385)	410,565

(Benefit from) provision for income taxes	(26,617)	44,530	(34,806)	160,522

Net (loss) income	(102,338)	130,561	(618,579)	250,043

Less: Net income attributable to non-controlling interests	25,652	26,998	37,315	101,370

Net (loss) income attributable to IGT PLC	(127,990)	103,563	(655,894)	148,673

Net (loss) income attributable to IGT PLC per common share - basic	(0.62)	0.51	(3.20)	0.73
Net (loss) income attributable to IGT PLC per common share - diluted	(0.62)	0.51	(3.20)	0.73

Weighted-average shares - basic	204,857	204,435	204,680	204,352
Weighted-average shares - diluted	204,857	204,528	204,680	204,532

International Game Technology PLC
Consolidated Balance Sheets
($ thousands)
Unaudited

	September 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	943,346	662,934
Restricted cash and cash equivalents	196,252	231,317
Trade and other receivables, net	828,459	1,006,127
Inventories	183,220	161,790
Other current assets	556,607	571,869
Total current assets	2,707,884	2,634,037
Systems, equipment and other assets related to contracts, net	1,180,511	1,307,940
Property, plant and equipment, net	129,636	146,055
Operating lease right-of-use assets	332,121	341,538
Goodwill	5,188,657	5,451,494
Intangible assets, net	1,672,750	1,836,002
Other non-current assets	1,779,807	1,927,524
Total non-current assets	10,283,482	11,010,553
Total assets	12,991,366	13,644,590

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	1,116,854	1,120,922
Current portion of long-term debt	374,656	462,155
Short-term borrowings	4	3,193
Other current liabilities	1,006,658	882,081
Total current liabilities	2,498,172	2,468,351
Long-term debt, less current portion	7,821,723	7,600,169
Deferred income taxes	272,555	366,822
Operating lease liabilities	305,805	310,721
Other non-current liabilities	372,428	413,549
Total non-current liabilities	8,772,511	8,691,261
Total liabilities	11,270,683	11,159,612
Commitments and contingencies
Shareholders’ equity	1,720,683	2,484,978
Total liabilities and shareholders’ equity	12,991,366	13,644,590

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)
Unaudited

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Cash flows from operating activities
Net (loss) income	(102,338)	130,561	(618,579)	250,043
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	102,578	106,020	300,826	315,291
Goodwill impairment	—	—	296,000	—
Amortization	65,624	69,960	201,581	207,161
Amortization of upfront license fees	54,229	50,695	155,576	154,630
Foreign exchange loss (gain), net	149,403	(124,068)	153,427	(141,609)
(Gain) loss on extinguishment of debt	(10)	2,336	28,267	11,964
Debt issuance cost amortization	5,451	5,481	15,748	17,004
Loss (gain) on sale of assets	389	(2,085)	455	(65,324)
Stock-based compensation	1,103	7,544	(10,703)	20,046
Deferred income taxes	(69,815)	(3,925)	(106,520)	2,590
Other non-cash items, net	2,621	17,339	5,125	48,731
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables	58,553	(32,513)	198,131	16,546
Inventories	(3,457)	23,073	(9,435)	23,875
Accounts payable	(17,984)	57,928	(23,646)	611
Other assets and liabilities	38,867	(111,362)	24,060	(72,854)
Net cash provided by operating activities	285,214	196,984	610,313	788,705

Cash flows from investing activities
Capital expenditures	(65,668)	(101,713)	(225,847)	(332,716)
Proceeds from sale of assets	1,272	35,314	6,457	100,743
Other	1,540	3,581	12,437	6,126
Net cash used in investing activities	(62,856)	(62,818)	(206,953)	(225,847)

Cash flows from financing activities
Principal payments on long-term debt	(579,175)	(431,518)	(959,275)	(1,264,647)
Payments in connection with extinguishment of debt	—	—	(25,000)	(8,598)
Payments of debt issuance costs	(1,863)	(18,853)	(21,479)	(24,787)
Net payments of short-term borrowings	(82,537)	(54,092)	(7,610)	(34,519)
Proceeds from long-term debt	—	550,050	895,896	1,397,025
Net receipts from financial liabilities	59,230	12,148	95,698	753
Dividends paid	—	(40,887)	(40,887)	(122,616)
Dividends paid - non-controlling interests	(44,516)	(6,290)	(135,892)	(135,684)
Return of capital - non-controlling interests	—	(9,985)	—	(80,384)
Capital increase - non-controlling interests	1,304	294	3,334	1,369
Other	(2,540)	(1,065)	(8,598)	(7,798)
Net cash used in financing activities	(650,097)	(198)	(203,813)	(279,886)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(427,739)	133,968	199,547	282,972
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	37,575	(27,343)	45,800	(31,091)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	1,529,762	657,033	894,251	511,777
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	1,139,598	763,658	1,139,598	763,658

Supplemental Cash Flow Information
Interest paid	(141,263)	(160,256)	(372,127)	(371,847)
Income taxes paid	(41,637)	(88,232)	(59,432)	(138,009)

International Game Technology PLC
Net Debt
($ thousands)
Unaudited

	September 30,	December 31,
	2020	2019
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,004,662	1,491,328
4.750% Senior Secured Euro Notes due February 2023	989,909	948,382
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,811	60,885
3.500% Senior Secured Euro Notes due July 2024	581,534	557,331
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,091,210	1,089,959
3.500% Senior Secured Euro Notes due June 2026	871,151	835,105
6.250% Senior Secured U.S. Dollar Notes due January 2027	743,958	743,387
2.375% Senior Secured Euro Notes due April 2028	580,333	556,403
5.250% Senior Secured U.S. Dollar Notes due January 2029	743,004	—
Senior Secured Notes	6,666,572	6,282,780

Euro Term Loan Facility due January 2023	994,835	1,317,389
U.S. Dollar Revolving Credit Facility A due July 2024	160,316	—
Long-term debt, less current portion	7,821,723	7,600,169

4.750% Senior Secured Euro Notes due March 2020	—	434,789
5.500% Senior Secured U.S. Dollar Notes due June 2020	—	27,366
Euro Term Loan Facility due January 2023	374,656	—
Current portion of long-term debt	374,656	462,155

Short-term borrowings	4	3,193
Total debt	8,196,383	8,065,517

Less: Cash and cash equivalents	943,346	662,934
Less: Debt issuance costs, net - Euro Revolving Credit Facility B due July 2024	10,422	20,464

Net debt	7,242,615	7,382,119

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share amounts)
Unaudited

	For the three months ended September 30, 2020
			Operating
	Global	Global	Segment	Corporate	Total
	Lottery	Gaming	Total	and Other	IGT PLC
Net loss					(102,338)
Benefit from income taxes					(26,617)
Interest expense, net					101,023
Foreign exchange loss, net					149,403
Other non-operating expense, net					7,031
Operating income (loss)	195,766	(7,550)	188,216	(59,714)	128,502
Depreciation	51,248	51,007	102,255	323	102,578
Amortization - service revenue (1)	54,229	—	54,229	—	54,229
Amortization - non-purchase accounting	7,926	15,178	23,104	762	23,866
Amortization - purchase accounting	—	—	—	41,758	41,758
Restructuring	(52)	(428)	(480)	382	(98)
Stock-based compensation	81	71	152	951	1,103
Other (2)	—	—	—	2,118	2,118
Adjusted EBITDA	309,198	58,278	367,476	(13,420)	354,056

Cash flows from operating activities					285,214
Capital expenditures					(65,668)
Free Cash Flow					219,546

Net loss attributable to IGT PLC					(127,990)
Foreign exchange loss, net					149,403
Depreciation and amortization - purchase accounting					42,069
Restructuring					(98)
Gain on extinguishment of debt					(10)
Other (2)					2,118
Income tax impact on adjustments (3)					(11,167)
Adjusted net income attributable to IGT PLC					54,325
Weighted-average shares - diluted					204,857
Adjusted weighted-average shares - diluted (4)					205,013
Net loss attributable to IGT PLC per common share - diluted					(0.62)
Adjusted net income attributable to IGT PLC per common share - diluted					0.26

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs
(3) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated
(4) Adjusted weighted-average shares - diluted includes shares that were excluded from the GAAP computation, due to the net loss as reported

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share amounts)
Unaudited

	For the three months ended September 30, 2019
			Operating
	Global	Global	Segment	Corporate	Total
	Lottery	Gaming	Total	and Other	IGT PLC
Net income					130,561
Provision for income taxes					44,530
Interest expense, net					102,551
Foreign exchange gain, net					(124,068)
Other non-operating expense, net					308
Operating income (loss)	160,820	68,025	228,845	(74,963)	153,882
Depreciation	50,099	55,160	105,259	761	106,020
Amortization - service revenue (1)	50,695	—	50,695	—	50,695
Amortization - non-purchase accounting	6,843	14,415	21,258	754	22,012
Amortization - purchase accounting	—	—	—	47,948	47,948
Restructuring	211	16,283	16,494	(342)	16,152
Stock-based compensation	1,582	2,126	3,708	3,836	7,544
Other (2)	—	432	432	2,391	2,823
Adjusted EBITDA	270,250	156,441	426,691	(19,615)	407,076

Cash flows from operating activities					196,984
Capital expenditures					(101,713)
Free Cash Flow					95,271

Net income attributable to IGT PLC					103,563
Foreign exchange gain, net					(124,068)
Depreciation and amortization - purchase accounting					48,580
Restructuring					16,152
Loss on extinguishment of debt					2,336
Other (2)					2,823
Income tax impact on adjustments (3)					(6,041)
Adjusted net income attributable to IGT PLC					43,345
Weighted-average shares - diluted					204,528
Adjusted weighted-average shares - diluted					204,528
Net income attributable to IGT PLC per common share - diluted					0.51
Adjusted net income attributable to IGT PLC per common share - diluted					0.21

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs
(3) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share amounts)
Unaudited

	For the nine months ended September 30, 2020
			Operating
	Global	Global	Segment	Corporate	Total
	Lottery	Gaming	Total	and Other	IGT PLC
Net loss					(618,579)
Benefit from income taxes					(34,806)
Interest expense, net					297,284
Foreign exchange loss, net					153,427
Other non-operating expense, net					39,791
Operating income (loss)	446,965	(124,787)	322,178	(485,061)	(162,883)
Goodwill impairment	—	—	—	296,000	296,000
Depreciation	147,055	152,670	299,725	1,101	300,826
Amortization - service revenue (1)	155,576	—	155,576	—	155,576
Amortization - non-purchase accounting	22,006	46,726	68,732	2,341	71,073
Amortization - purchase accounting	—	—	—	130,508	130,508
Restructuring	5,332	35,430	40,762	6,193	46,955
Stock-based compensation	(3,713)	(5,063)	(8,776)	(1,927)	(10,703)
Other (2)	—	—	—	3,623	3,623
Adjusted EBITDA	773,221	104,976	878,197	(47,222)	830,975

Cash flows from operating activities					610,313
Capital expenditures					(225,847)
Free Cash Flow					384,466

Net loss attributable to IGT PLC					(655,894)
Foreign exchange loss, net					153,427
Goodwill impairment					296,000
Depreciation and amortization - purchase accounting					131,442
Restructuring					46,955
Loss on extinguishment of debt					23,250
Other (2)					3,623
Income tax impact on adjustments (3)					(49,430)
Adjusted net loss attributable to IGT PLC					(50,627)
Weighted-average shares - diluted					204,680
Adjusted weighted-average shares - diluted					204,680
Net loss attributable to IGT PLC per common share - diluted					(3.20)
Adjusted net loss attributable to IGT PLC per common share - diluted					(0.25)

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs
(3) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share amounts)
Unaudited

	For the nine months ended September 30, 2019
			Operating
	Global	Global	Segment	Corporate	Total
	Lottery	Gaming	Total	and Other	IGT PLC
Net income					250,043
Provision for income taxes					160,522
Interest expense, net					309,480
Foreign exchange gain, net					(141,609)
Other non-operating income, net					(22,687)
Operating income (loss)	542,913	239,940	782,853	(227,104)	555,749
Depreciation	147,461	165,490	312,951	2,340	315,291
Amortization - service revenue (1)	154,629	—	154,629	—	154,629
Amortization - non-purchase accounting	18,175	43,090	61,265	2,231	63,496
Amortization - purchase accounting	—	—	—	143,666	143,666
Restructuring	1,003	16,959	17,962	3,891	21,853
Stock-based compensation	3,854	5,088	8,942	11,104	20,046
Other (2)	—	432	432	2,296	2,728
Adjusted EBITDA	868,035	470,999	1,339,034	(61,576)	1,277,458

Cash flows from operating activities					788,705
Capital expenditures					(332,716)
Free Cash Flow					455,989

Net income attributable to IGT PLC					148,673
Foreign exchange gain, net					(141,609)
Depreciation and amortization - purchase accounting					145,562
Restructuring					21,853
Loss on extinguishment of debt					11,964
Other (2)					2,728
Income tax impact on adjustments (3)					(30,819)
Adjusted net income attributable to IGT PLC					158,352
Weighted-average shares - diluted					204,532
Adjusted weighted-average shares - diluted					204,532
Net income attributable to IGT PLC per common share - diluted					0.73
Adjusted net income attributable to IGT PLC per common share - diluted					0.77

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs
(3) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated